UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 6 February 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus , T P Goodlace, C E
Letton^, P Mahanyele, R P Menell, S P Reid^, Y G H Suleman
^Australian, British,
#
Ghanaian, ** Executive Director
Company Secretary
: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com
Thomas Mengel
Tel
+27 11 562 9849
Mobile +27 72 493 5170
email
Thomas.Mengel@
goldfields.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A   R E L E A S E
Trading statement for FY 2018
Johannesburg, 6 February 2019: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) advises that headline earnings per share for the
12 months ended 31 December 2018 (FY 2018) is expected to range from US$0.05-0.09 per share, 65-81% (US$0.17-0.21 per share)
lower than the headline earnings of US$0.26 per share reported for the 12 months ended 31 December 2017 (FY 2017).
Basic loss per share for FY 2018 is expected to range from US$0.40-
0.44 per share, 1900-2100% (US$0.38-0.42 per share) higher than the basic loss of US$0.02 per share reported for FY 2017.
Normalised earnings per share for FY 2018 is expected to range from US$0.01-0.05 per share, 74-95% (US$0.14-0.18 per share)
lower than the normalised earnings of US$0.19 per share reported for FY 2017.
The basic loss for FY 2018 was higher than FY 2017 mainly due to lower revenue and higher non-recurring costs, partially offset by lower cost of sales.
Revenue in FY 2018 was lower than in FY 2017 primarily due to lower gold sold at South Deep as a result of the restructuring and industrial action in Q4 2018, as well as the sale of Darlot in 2017.
The rest of the operations within the portfolio exceeded guidance for
FY 2018.
Cost of sales in FY 2018 was lower than in FY 2017 mainly due to lower amortisation primarily at Cerro Corona and South Deep.
Non-recurring costs in FY 2018 were higher than in FY 2017 mainly due to:
–
–
–
Higher impairment charge at South Deep as reported in H1
2018. There was no additional impairment at year-end;
Higher retrenchment costs in FY 2018 compared to FY 2017,
mainly at Tarkwa and South Deep;
Higher loss on sale of inventory and assets in FY 2018
compared to FY 2017, mainly at Tarkwa due to the
conversion to contractor mining in FY 2018.
This was partially offset by:
–
–
A tax credit as a result of the South Deep Tax Dispute
Settlement in FY 2018;
An accounting credit as a result of the acquisition of Asanko in FY 2018.

For Q4 2018, attributable gold equivalent production is expected to be 509koz (Q3 2018: 533koz), with all-in sustaining costs (AISC) of US$1,016/oz (Q3 2018: US$977/oz) and all-in costs (AIC) of
US$1,213/oz (Q3 2018: US$1,140/oz).
Attributable gold equivalent production for 2018 is expected to be 2.04Moz (FY17: 2.16Moz), exceeding revised guidance (provided in November 2018) of 2.00Moz. Excluding Asanko, attributable production for 2018 was 96% of original guidance (provided in February 2018), almost exclusively due to the impact of the lower production at South Deep, a significant proportion of which is attributable to the strike. AISC and AIC are expected to be US$981/oz (FY17: US$955/oz) and US$1,173/oz (FY17: US$1,088/oz),
respectively, both below the lower end of the guidance range provided in February 2018 AISC:
US$990-1,010/oz and AIC: US$1,190-1,210/oz.
The financial information on which this trading statement is based has not been reviewed, and reported
Gold Fields will release FY 2018 financial results on Friday, 15 February 2019.
Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email :
Thomas.Mengel@goldfields.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors
About Gold Fields
Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana,
Peru and South Africa, and a total attributable annual gold-equivalent production of approximately
2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources
4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 6 February 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer